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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                          Lionbridge Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   536252 10 9
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                                 (CUSIP Number)

               Margaret A. Shukur, Lionbridge Technologies, Inc.,
                950 Winter Street, Suite 2410, Waltham, MA 02451
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                Page 1 of 5 pages

                                  SCHEDULE 13D

----------------------                                   ---------------------
CUSIP No. 536252 10 9                                     Page 2 of 5 Pages
----------------------                                   ---------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   Roger O. Jeanty

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

--------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER

                          1,058,641

      NUMBER OF     ------------------------------------------------------------
        SHARES        8.  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY           384,420
         EACH
      REPORTING     ------------------------------------------------------------
        PERSON        9.  SOLE DISPOSITIVE POWER
         WITH
                          1,058,641

                    ------------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

                          384,420

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,561,610

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.96%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                     ---------------------
CUSIP No. 536252 10 9                                       Page 3 of 5 Pages
----------------------                                     ---------------------

Item 1. Security and Issuer.

     This Amendment No. 1 to Schedule 13D relates to the Common Stock, $.01 par value per share (the "Lionbridge Common Stock"), of Lionbridge Technologies, Inc., a Delaware corporation ("Lionbridge"). The principal executive offices of Lionbridge are located at 950 Winter Street, Waltham, Massachusetts 02451.

Item 2. Identity and Background.

        (a) The names of the person filing this statement is Roger O. Jeanty (the "Filer").

        (b) The business address of the Filer is Lionbridge Technologies, Inc., 950 Winter Street, Waltham, Massachusetts 02451.

        (c) The Filer is a Director of Lionbridge.

        (d) During the past five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Filer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f) United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        N/A

Item 4. Purpose of Transaction

        N/A

Item 5. Interest in Securities of the Issuer

        (a) The Filer may be deemed to beneficially own 1,561,610 shares of Lionbridge Common Stock (the "Shares"), representing 4.9% of the outstanding common stock of Lionbridge. Such Shares include 118,549 shares of Lionbridge Common Stock deemed to be beneficially owned by the Filer pursuant to options exercisable within 60 days and 384,420 shares of Lionbridge Common Stock held of record by the Filer's wife. The Filer disclaims beneficial ownership of such shares held by his wife.

        (b) Number of Shares as to which the Filer has:

             (i) Sole power to vote or direct the vote: See Item 7 on the cover page of this Schedule 13D.

             (ii) Shared power to vote or direct the vote: See Item 8 on the cover page of this Schedule 13D.

             (iii) Sole power to dispose or to direct the disposition: See
                   Item 9 on the cover page of this Schedule 13D.

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 536252 10 9                                       Page 4 of 5 Pages
----------------------                                     --------------------

            (iv)  Shared power to dispose or to direct the disposition:  See
                  Item 10 on the cover page of this Schedule 13D.

        (c) The Filer represents that he has not affected any transaction in Lionbridge Common Stock during the past 60 days other than the sale of an aggregate of 74,785 shares on the open market between February 1 and February 11, 2002.

        (d) Not applicable.

        (e) On February 11, 2002, the Filer ceased to be the beneficial holder of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer

        N/A

Item 7. Material to Be Filed as Exhibits

        None.

                                  SCHEDULE 13D

----------------------                                    -------------------
CUSIP No. 536252 10 9                                      Page 5 of 5 Pages
----------------------                                    -------------------

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   March 1, 2002
                                      ------------------------------------------
                                                         Date

                                                   /s/ Roger O. Jeanty
                                      ------------------------------------------
                                                       Signature

                                                   Roger O. Jeanty
                                      ------------------------------------------
                                                      Name/Title